Principal Variable Contracts Funds, Inc.
711 High Street, Des Moines, IA 50392
515 247 5111 tel

April 27, 2022

Via EDGAR

Ms. Hunter-Ceci

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE: Principal Variable Contracts Funds, Inc. (the "Registrant")

File Numbers 002-35570, 811-01944

Post-Effective Amendment No. 126 to the Registrant's Registration Statement on Form N-1A (the "Amendment")

Dear Ms. Hunter-Ceci,

On behalf of the Registrant, this letter responds to the comments of the Staff of the Securities and Exchange Commission ("Commission") with respect to the Amendment, which you communicated to Adam Shaikh, Britney Schnathorst, and me by telephone on March 28, 2022. The Registrant filed the Amendment with the Commission on February 11, 2022, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "1933 Act"). The Registrant will make changes in response to Staff comments as described below in a post- effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 127).

General Comments

Comment 1. Unless stated otherwise, comments apply to the same or related disclosure throughout the filing. Where language is updated in the filing in response to these comments, please include the language that is being updated within your response and/or explain where language is not updated. Please update all bracketed information in the filing. Please update all numbers to the most recent fiscal year end where applicable. Please respond to these comments by email at least five days before the filing. We remind you that the Registrant and management are responsible for the adequacy and accuracy of all disclosure, notwithstanding any review, action, or absence of action by the Staff.

Response: The Registrant acknowledges this comment.

Comments that Apply to Certain Funds

Comment 2. In the Amendment, you state that the International Emerging Markets Account will change its name to the Global Emerging Markets Account on or about May 1, 2022. Please confirm that this Fund's name will be updated to reflect the new name in the Rule 485(b) filing and that the current disclosure describing the name change will be removed.

Response: Confirmed, in the Rule 485(b) filing, which goes effective May 1, 2022, all references to the International Emerging Markets Account will be changed to the Global Emerging Markets Account. To avoid confusion in certain parts of the filing, the Registrant will disclose that this Fund was formerly the International Emerging Markets Account.

Comment 3. For the Bond Market Index, LargeCap S&P 500 Index, LargeCap S&P 500 Managed Volatility Index, and U.S. LargeCap Buffer July Accounts, the Principal Investment Strategies state that each such Account "will not concentrate (i.e., invest more than 25% of its assets) its investments in a particular industry except to the extent the Index is so concentrated." Please disclose whether the applicable Index is concentrated in any industry as of a recent date. If yes, please include risk disclosure related to that industry or group of industries.

Response: The Registrant will revise the Principal Investment Strategies to include the following sentence for each of the LargeCap S&P 500 Index, LargeCap S&P 500 Managed Volatility Index, and U.S. LargeCap Buffer July Accounts: The Fund will not concentrate (i.e., invest more than 25% of its assets) its investments in a particular industry except to the extent the Index is so concentrated. As of December 31, 2021, the Index was not concentrated in any industry.

The Registrant will revise the Principal Investment Strategies to include the following sentences for the Bond Market Index Account: The Fund will not concentrate (i.e., invest more than 25% of its assets) its investments in a particular industry except to the extent the Index is so concentrated. As of December 31, 2021, approximately 27% of the bonds represented in the Index were U.S. agency mortgage- backed pass-through securities. U.S. agency mortgage-backed pass-through securities are securities issued by entities such as the Government National Mortgage Association (GNMA) and the Federal National Mortgage Association (FNMA) that are backed by pools of mortgages.

The Registrant respectfully submits that no further risk disclosure is necessary for the Bond Market Index Account due to the sentences added above, as Securitized Products Risk is currently included in the Principal Risks. The Principal Investment Strategies currently describe mortgage-backed securities as securitized products.

Comments that Apply to the U.S. LargeCap Buffer July Account

Comment 4. Please confirm supplementally that the bullets preceding the objective will appear on the cover page of the Fund's summary and statutory prospectus if the Fund will be in a standalone prospectus.

Response: Confirmed.

Comment 5. Please confirm supplementally that the Fund will provide investors with a one-week advance notice about the end of the Outcome Period, including disclosing the anticipated Buffer for the next Outcome Period.

Response: The Registrant notes that the Buffer will not change from one Outcome Period to the next. The Registrant confirms that, on the Fund's website, investors will be able to see a countdown to the end of the current Outcome Period.

Comment 6. Please confirm supplementally if Principal's cut off time as described in the applicable variable contract prospectus for accepting purchases, redemptions, and transfer requests will remain the same. In addition, please confirm supplementally that Principal's process for allocating purchase payments to the new Fund will remain the same as for other investment options.

Response: Confirmed.

Comment 7. In the first bullet preceding the objective, please briefly describe the defined outcome strategy as set forth in the objective. Please also note that the outcomes are before Fund fees and expenses, if applicable.

Response: The Registrant will revise the first bullet as follows: The Fund employs a defined outcome strategy, but there is no guarantee that such outcomes for an Outcome Period will be achieved. You may lose some or all of your money by investing in the Fund. The Fund's defined outcome strategy seeks to provide investors with returns (before Fund fees and expenses) based on the S&P 500 Price Return Index (the "Index"), while seeking to provide a buffer against the first 10% of Index losses (before Fund fees and expenses), over a twelve-month period beginning on July 1 and ending on June 30. The Fund has characteristics unlike many other typical investment products and may not be suitable for all investors. It is important that investors understand the Fund's investment strategy before making an investment in the Fund.

Comment 8. In the second bullet preceding the objective, please disclose that investors purchasing Fund shares after the Outcome Period begins can see their expected outcomes until the end of the period on the Fund's website. If accurate, please also disclose that the Fund's performance over an Outcome Period will be exposed to losses beyond the Buffer in the amount of such Fund's expenses.

Response: The Registrant will revise the second bullet as follows: The defined outcomes may only be realized if you are holding shares on the first day of an Outcome Period and continue to hold them on the last day of that Outcome Period. If you purchase shares after an Outcome Period has begun or sell shares prior to an Outcome Period's conclusion, you may experience investment returns very different from those that the Fund seeks to provide. Investors purchasing shares of the Fund after the Outcome Period begins can see their expected outcomes until the end of the period by visiting the Fund's website, www.annuities.principal.com/variableannuity/bufferaccounts. The Fund's performance over an Outcome Period will be exposed to losses beyond the Buffer in the amount of the Fund's expenses.

Comment 9. Please disclose in the bulleted list preceding the objective that investors should consider this investment only under certain circumstances and then please describe those circumstances.

Response: The Registrant will add the following sentence to the bulleted list: Investors should consider this investment only under the following circumstances: they fully understand the risks inherent in an investment in the Fund; they seek returns based on the performance of the Index, while also seeking to be buffered against the first 10% of Index losses, over an Outcome Period; they are willing to hold shares for the entirety of an Outcome Period; they are willing to accept the risk of losing their entire investment; and they have visited the Fund's website and understand the outcomes available based on timing of purchase.

Comment 10. In the last bullet preceding the objective, please disclose that the Fund's website will provide information about the Fund's Outcome Period start and end dates and the Buffer, the performance for the Fund during the current Outcome Period relative to its Buffer, and potential outcomes for the Fund updated on a daily basis.

Response: The Registrant will revise the last bullet as follows: The Fund's website, www.annuities.principal.com/variableannuity/bufferaccounts, provides important information about the Fund, including, among other items, Outcome Period start and end dates, information about the Buffer, the Fund's performance during the current Outcome Period relative to its Buffer, and potential outcomes for the Fund updated on a daily basis. If you are contemplating purchasing or selling shares of the Fund, please visit the website.

Comment 11. In the objective, please disclose when the twelve-month period begins and ends.

Response: The Registrant will revise the objective as follows: The Fund seeks to provide investors with returns (before fees and expenses) based on the S&P 500 Price Return Index (the "Index"), while seeking to provide a buffer against the first 10% (prior to taking into account any fees and expenses of the Fund) of Index losses, over a twelve-month period beginning on July 1 and ending on June 30.

Comment 12. In the Example, please delete the 5-year and 10-year periods per Instruction 6 of Item 3 of Form N-1A.

Response: The Registrant will delete the 5-year and 10-year periods from the Example.

Comment 13. In the second paragraph under Principal Investment Strategies, for clarity, please relocate the explanation of put and call options to the next paragraph. It should be inserted after the discussion of the Fund's direct investments in underlying ETFs.

Response: The Registrant will relocate the explanation of put and call options to the next paragraph as requested by the Staff in this comment.

Comment 14. If the puts and calls associated with the Fund's strategy cap or will cause the Fund to trail the positive performance of the S&P 500 Price Return Index, that trade-off should be clearly disclosed. Stated differently, if investors are giving up potential positive returns in exchange for the Buffer protection, please clarify in the disclosure and quantify the extent of the trade-off. Additionally, in the paragraph beginning, "The Fund's strategy is to seek to protect investors," please disclose, if accurate, that the Fund may underperform the Index due to the cost of the Buffer protection. If this is not accurate, please supplementally explain.

Response: The Registrant will revise the current disclosure as follows:

In the second paragraph of the Principal Investment Strategies, following the last sentence, the Registrant will add the following sentence: As described in more detail below, the Fund generally seeks to maintain net costs from its use of options approximately equal to its anticipated receipt of dividends, which could cause the Fund's performance return to be lower than the performance return of the Index.

The Registrant will revise the third paragraph of the Principal Investment Strategies as follows: At the beginning of each Outcome Period, the Fund will purchase ETFs that reference the Index and a put option at-the-money for the purpose of providing downside protection. The Fund will sell (write) put options on the Index or an ETF that tracks the Index with a strike price ~~of~~ approximately 10% lower than the ~~current~~ closing value of the Index or an ETF that tracks the Index at the beginning of the Outcome Period. The Fund will sell (write) call options ~~(10% out of the money) at 110% of the strike price of the~~ on the Index or an ETF that tracks the Index with a strike price approximately 10% higher than the closing value of the Index or an ETF that tracks the Index at the beginning of the Outcome Period. As the seller of these options, the Fund receives a premium from the buyer of the options. The Fund expects to write the call options on one or more of the ETFs owned by the Fund to the extent necessary to maintain its net costs from the purchase and sale of options approximately equal to its anticipated receipt of dividends, but it will do so only to the extent that the written call options on each respective ETF have an aggregate notional value less than or equal to the market value of the respective ETF owned by the Fund at the beginning of the Outcome Period. The Fund's returns are generally expected to appreciate to a similar extent as the Index for the first 10% of the Index gains. The prices of the call options and put options sold and purchased by the Fund, in addition to the Fund's direct investments in underlying ETFs, will determine the Fund's exposure to the Index during the Outcome Period.

The Registrant will revise this section of the Principal Investment Strategies as follows: Due to the cost of the options used by the Fund, the correlation of the Fund's performance to that of the Index is expected to be less than if the Fund invested directly in the Index without using options, and could be substantially less. This means that if the Index experiences gains for an Outcome Period, the Fund may not realize gains to the same extent, as illustrated in the second hypothetical graphical illustration below.

The Registrant will add the following sentence to the next paragraph of the Principal Investment Strategies: The Fund may underperform the Index due to the cost of the Buffer protection.

Finally, the Registrant will revise the paragraph prior to the charts in the Principal Investment Strategies as follows: The hypothetical graphical illustrations provided below are designed to illustrate the hypothetical outcomes of the Buffer strategy based upon hypothetical performance of the Index for a shareholder that holds shares for the entirety of an Outcome Period. The illustrations assume that the Fund will write call options with an aggregate notional amount approximately equal to 50% of the market value of the ETFs. There is no guarantee that the Fund will be successful in its attempt to provide such outcomes for an Outcome Period, and the actual aggregate notional amount of written call options could be significantly different depending upon the relative prices of the options used by the Fund. The returns that the Fund seeks to provide do not include the costs associated with purchasing shares of the Fund and the expenses incurred by the Fund.

Comment 15. The Principal Investment Strategies state, ". . . there can be no guarantee that the Fund will be successful in implementing the buffer protect options strategy." Please explain "buffer protect options strategy" in plain English.

Response: The Registrant will revise this sentence as follows: The Fund is not designed to protect against declines of more than 10% in the level of the Index, and there can be no guarantee that the Fund will be successful in implementing its strategy to buffer against the first 10% of Index losses ~~the buffer protect options strategy~~.

Comment 16. The Principal Investment Strategies state, "The Fund, and therefore investors, will bear all losses exceeding 10%." If applicable, please disclose that because the outcome is calculated before taking into account the Fund's expenses, the Fund performance over an outcome period will be exposed to losses beyond the buffer in the amount of such Fund expenses.

Response: The Registrant will add this sentence following the sentence referenced in this comment: In addition, because the outcome is calculated before taking into account the Fund's expenses, Fund performance over an Outcome Period will be exposed to losses beyond the Buffer in the amount of such Fund expenses.

Comment 17. In the fifth paragraph of the Principal Investment Strategies, please revise the second sentence so that it ends after "expiration dates" to avoid unnecessary jargon.

Response: The Registrant will revise the sentence as follows: FLEX Options provide investors with the ability to customize exercise prices, exercise styles, and expiration dates~~, while achieving price discovery in competitive, transparent, auction markets and avoiding the counterparty exposure of over- the-counter ("OTC") options positions~~.

Comment 18. In the fifth paragraph of the Principal Investment Strategies, please delete the last two sentences for clarity and relocate the Fund's potential use of listed options to the Statement of Additional Information.

Response: The Registrant will delete these last two sentences from the Principal Investment Strategies and will add the following disclosure to the Statement of Additional Information in the Description of the Funds' Investments and Risks, Derivatives, Options on Securities and Securities Indices section:

•FLexible EXchange Options ("FLEX Options"). FLEX Options are customized options contracts available through national securities exchanges that are guaranteed for settlement by the

Options Clearing Corporation ("OCC"), a market clearinghouse. FLEX Options provide investors with the ability to customize terms of an option, including exercise prices, exercise styles (European-style options, which are exercisable only at the expiration date, versus American- style options, which are exercisable any time prior to the expiration date), and expiration dates, while achieving price discovery in competitive, transparent auction markets and avoiding the counterparty exposure of the OTC option positions.

S&P 500 Price Return
Hypothetical Strategy Return Gross of Fees
Negative Returns
Flat Returns
Positive Returns
More Positive Returns
-25%
-15.0%
-10%
0.0%
0%
0.0%
5%
5.0%
10%
10.0%
15%
12.5%
30%
20.0%

There is no assurance that a liquid secondary market on an options exchange will exist for any particular option, or at any particular time, and for some options no secondary market on an exchange or elsewhere may exist. If a Fund is unable to close out a call option on securities that it has written before the option is exercised, the Fund may be required to purchase the optioned securities in order to satisfy its obligation under the option to deliver such securities. If the Fund is unable to effect a closing sale transaction with respect to options on securities that it has purchased, it would have to exercise the option in order to realize any profit and would incur transaction costs upon the purchase and sale of the underlying securities. The writing and purchasing of options is a highly specialized activity that involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. Imperfect correlation between the options and securities markets may detract from the effectiveness of attempted hedging. Options transactions may result in significantly higher transaction costs and portfolio turnover for a Fund.

Comment 19. Please revise the chart to show the performance of the S&P 500 Price Return Index against the Fund's hypothetical performance including periods of positive, negative, and flat index performance.

Response: The Registrant will add the following chart to the disclosure:

Comment 20. In the second paragraph below the chart in the Principal Investment Strategies, please revise the last sentence to disclose that the new set of options will be FLEX Options.

Response: The Registrant will revise the sentence as follows: On the Specified Date, another Outcome Period will commence, and the Fund will invest in a new set of FLEX Options.

Comment 21. In the third paragraph below the chart in the Principal Investment Strategies, the disclosure states that "[s]hareholder approval will not be sought when the Fund crosses from diversified to non-diversified status due solely to a change in the relative market capitalization or index weighting of one or more constituents of the Index." Please supplementally explain the Fund's reliance on the Stradley Ronon Stevens & Young, LLP No-Action Letter (pub. avail. June 24, 2019). In your analysis, please consider the description of an "index- based fund" as described in footnote 1 of that letter. In addition, please explain why the Fund will be non- diversified based on its investments in ETFs and FLEX Options.

Response: The Registrant will revise the Principal Investment Strategies to remove this sentence and related sentences regarding potential non-diversified status. The Registrant will also (i) remove the Non- Diversification Risk from the Principal Risks and (ii) revise the Statement of Additional Information, Description of Funds' Investments and Risks, Fundamental Restrictions section to state that this Fund has elected to be treated as a "diversified" investment company, as that term is used in the 1940 Act, as amended, and as interpreted, modified or otherwise permitted by regulatory authority having jurisdiction, from time to time.

Comment 22. In the FLEX Options Risk, please (i) consider disclosing tax risk with respect to the options; (ii) disclose the consequences to the Fund if the OCC will not perform its obligations; and (iii) disclose why FLEX Options may be illiquid and explain the consequences to the Fund of such illiquidity.

Response: The Registrant will revise the FLEX Options Risk as follows: The Fund may invest in FLEX Options issued and guaranteed for settlement by the OCC. The Fund bears the risk that the OCC will be unable or unwilling to perform its obligations under the FLEX Options contracts. If the OCC becomes insolvent or is otherwise unable to meet its settlement obligations, the Fund could incur significant losses. Additionally, FLEX Options may be illiquid if trading in the FLEX Options is limited or absent, and in such cases, the Fund may have difficulty closing out certain FLEX Options positions at desired times and prices, decreasing the value of the FLEX Options. There is no guarantee that a liquid secondary trading market will exist for FLEX Options, and a less liquid trading market may adversely impact the value of the FLEX Options. The Fund intends to treat any income it may derive from the FLEX Options as "qualifying income" under the provisions of the Internal Revenue Code applicable to regulated investment companies ("RICs"). In addition, based upon language in legislative history, the Fund intends to treat the issuer of the FLEX Options as the referenced asset for diversification purposes. If the income is not qualifying income or the issuer of the FLEX Options is not appropriately the referenced asset, the Fund could lose its own status as a RIC.

Comment 23. This comment relates to the Redemption and Large Transaction Risk. We note the disclosure that if investors redeem shares before the end of the Outcome Period, they may experience investment returns that differ from the returns the Fund seeks to provide. Given the Fund's need to purchase or sell investments, including options, in response to daily investor flows, please supplementally explain the sensitivity of Fund returns to investor flows. Please also consider the need for enhanced risk disclosure.

Response: The Registrant respectfully submits that, in some instances, an insurance company through which the Fund is available may restrict its contract owners from purchasing the Fund's shares after an Outcome Period has commenced. Existing Fund shareholders, however, are legally permitted to redeem shares they already hold throughout the Outcome Period on any trading day, as described in the applicable variable insurance contract prospectus. If shareholders redeem large amounts of shares rapidly or unexpectedly, the Fund may have to sell portfolio securities at times when it would not otherwise do so, which could negatively impact the Fund's ability to achieve the defined outcome strategy.

The Registrant will add the following disclosure to the Redemption and Large Transaction Risk: Further, the fund's strategy may be sensitive to large purchases and redemptions, which may affect the fund's ability to achieve its defined outcome strategy.

Comments to the Statement of Additional Information

Comment 24. If the Funds may invest in Chinese companies that use variable interest entities (VIEs), please consider additional risk disclosure in the Foreign Securities-China section.

Response: The Registrant will add the following disclosure in the Foreign Securities-China section: A fund may obtain exposure to companies based or operated in China by investing through legal structures known as variable interest entities ("VIEs"). VIEs are not formally recognized under Chinese law and are subject to risks, such as the risk that China could cease to allow VIEs, could impose new restrictions on VIEs, or could deem the contractual arrangements of VIEs unenforceable. These risks could limit or eliminate the remedies and rights available to VIEs and their investors, such as a fund. If these risks materialize, the value of a fund's investments in VIEs could be adversely affected, and a fund could incur significant losses with no available recourse.

Comment 25. If applicable, given the Funds' investments, please consider whether additional risk disclosure is appropriate given the recent Russia and Ukraine-related events.

Response: On March 18, 2022, after the Amendment was filed, the Registrant filed a supplement to its Prospectus disclosing risks related to the recent Russia and Ukraine-related events. The language in that supplement will be incorporated into the Rule 485(b) filing.

Comment 26. In the first paragraph under Pricing of Fund Shares, please add Juneteenth to the list of holidays for which the NYSE is closed.

Response: The Registrant will revise the sentence as follows: The NAV of Fund shares is not determined on days the NYSE is closed (generally, New Year's Day; Martin Luther King, Jr. Day; Washington's Birthday/Presidents' Day; Good Friday; Memorial Day; Juneteenth; Independence Day; Labor Day; Thanksgiving Day; and Christmas).

The Registrant will make the same edit to the Prospectus, Pricing of Fund Shares section.

Please call me at 515-247-5419 if you have any questions.

Sincerely,

/s/ Laura B. Latham

Laura B. Latham

Assistant Counsel and Assistant Secretary, Registrant